

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2017

Alastair Caithness
Chief Executive Officer
Ziyen Inc.
1623 Central Ave Ste 201
Cheyenne, WY 82001

>   **Re: Ziyen Inc.**
>   **Post-qualification Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed October 25, 2017**
>   **File No. 024-10585**

Dear Mr. Caithness:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Summary

1.   Please clarify the number of shares of common stock that you are offering. We note on page 1 of your Offering Circular and Item 4 of Part I of your Offering Statement reference 15,000,000 shares being offered, while you reference only 10,000,000 shares being offered elsewhere in your Offering Circular. Please reconcile these discrepancies.

2.   Please clarify the total amount of your outstanding shares of common stock. Your Offering Circular indicates that you have 11,000,000 total shares outstanding on pages 11 and 41, but pages 30, 34, and 44 indicate that you have 11,235,100 shares outstanding. Further, you disclose that your management has an aggregate share ownership of 19,650,000 shares of common stock on page 40. Please revise to reconcile. Also, please clarify how many shares have been sold through your Regulation A offering and provide details of issuances to management since your Regulation A Offering Statement has been qualified. To the extent member of your management beneficially owns more than 10%

of the total outstanding shares of common stock, please list their ownership individually pursuant to Item 12 of Part II of Form 1-A.

<u>Signatures, page 55</u>

3.   Please amend your Offering Statement to provide the signatures of your principal financial officer, principal accounting officer, and a majority of your board of directors. Further, to the extent that an officer performs multiple roles, please clarify such roles underneath their respective signature. Please refer to Instructions 1 and 3 of the Signatures section of Form 1-A for further guidance. If an officer is signing on behalf of other officers or directors, please file a power of attorney as an exhibit pursuant to Item 17.10 of Part III of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services